UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

⌧	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 001-38991

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Pioneer Bank, National Association 401(k) Savings Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Pioneer Bancorp, Inc.

652 Albany Shaker Road

Albany, New York 12211

PIONEER BANK, NATIONAL ASSOCIATION 401(k) SAVINGS PLAN

FINANCIAL STATEMENTS

December 31, 2025 and 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and Participants of

Pioneer Bank, National Association 401(k) Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Pioneer Bank, National Association 401(k) Savings Plan (the Plan) as of December 31, 2025 and 2024, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedule (collectively referred to as the financial statements).  In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2020.

/s/ Bonadio & Co., LLP

Albany, New York

June 29, 2026

PIONEER BANK, NATIONAL ASSOCIATION 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2025	2024
Assets
Investments, at fair value	$29,963,779	$26,450,249

Notes receivable from participants	538,967	552,718

Total assets	30,502,746	27,002,967

Net Assets Available for Benefits	$30,502,746	$27,002,967

See accompanying notes to financial statements.

PIONEER BANK, NATIONAL ASSOCIATION 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the Year Ended December 31,
	2025	2024
Additions to net assets attributed to:
Investment income
Interest and dividend income from investments	$948,856	$917,344
Net appreciation in fair value of investments	3,513,360	2,432,667
Total investment income	4,462,216	3,350,011

Interest income on notes receivable from participants	42,294	47,000

Contributions
Employer	622,873	561,801
Participants	1,647,193	1,584,598
Rollovers	255,999	262,001
Total contributions	2,526,065	2,408,400

Total additions	7,030,575	5,805,411

Deductions from net assets attributed to:
Benefits paid to participants	3,493,129	1,866,658
Administrative expenses	37,667	38,317

Total deductions	3,530,796	1,904,975

Net increase in net assets available for benefits	3,499,779	3,900,436

Net assets available for benefits
Beginning of year	27,002,967	23,102,531

End of year	$30,502,746	$27,002,967

See accompanying notes to financial statements.

PIONEER BANK, NATIONAL ASSOCIATION 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2025 and 2024

NOTE 1 – DESCRIPTION OF THE PLAN

The following description of the Pioneer Bank, National Association 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution 401(k) plan covering eligible employees of Pioneer Bank, National Association (the “Bank”). On April 1, 2024, the Bank completed its conversion to a national bank following approval of the conversion by the Office of the Comptroller of the Currency (the “OCC”). Following the completion of the conversion, the Bank operates under the name Pioneer Bank, National Association. Employees are eligible to participate in the Plan and make pre-tax or Roth contributions through salary deferrals on the first day of the month coinciding with or next following upon attainment of the age of twenty-one and completion of 60 days of service. Participants are eligible to have employer matching and profit sharing contributions made on their behalf on the first day of the month coinciding with or next following the completion of one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan was amended effective April 1, 2024 which included changing the name of the Plan from “Pioneer Bank 401(k) Savings Plan” to “Pioneer Bank, National Association 401(k) Savings Plan” as the Bank had completed its conversion to a national bank.

Contributions

Participants may elect to contribute their compensation through a salary deferral election, up to the maximum amount allowed under the Internal Revenue Code (“IRC”). The default percentage of the automatic contribution arrangement, which is the percentage of compensation that shall be withheld from the eligible employee’s compensation absent an affirmative election by the eligible employee, is 6%. Participants may also contribute amounts representing rollover distributions from other qualified retirement plans and certain individual retirement accounts.

The Bank’s matching contribution calculation is made in an amount equal to 100% of the first 1% of each participant’s elective contributions, and 50% of the next 5% of such participant’s elective contributions, or a maximum contribution of 3.5% of the participant’s compensation.

In addition, the Bank may make additional profit sharing contributions to the Plan at its sole discretion. No additional discretionary contributions were made by the Bank for the years ended December 31, 2025 and 2024.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of the Bank’s contributions, and Plan earnings (losses), and is charged with the participant’s withdrawals, and an allocation of administrative expenses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Vesting

Participants are immediately vested in their contributions plus actual earnings (losses) thereon. Vesting in the remainder of their accounts, plus earnings (losses) thereon, is based on a two year cliff vesting for all participants for the employer safe harbor contributions and a six year graded vesting schedule for any employer discretionary contributions at the rate of 20% per year of service after second year of service. Participants become 100% vested their account balances upon attaining normal retirement age or termination of service due to death or disability.

PIONEER BANK, NATIONAL ASSOCIATION 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2025 and 2024

Forfeitures

Forfeitures of nonvested accounts are used to reduce the Bank’s matching contributions or pay administrative expenses of the Plan. Forfeited accounts available at December 31, 2025 and 2024 were not significant.

Payment of Benefits

Upon termination of service, participants may receive distributions equal to the value of their vested account balance. The participant’s vested account may be paid in a lump-sum distribution or in a method providing periodic payments. Death, disability, and hardship distributions may be made in accordance with the terms of the Plan. Active participants may also take in-service distributions from the Plan upon attainment of age 59½.

Notes Receivable from Participants (“Loans”)

A participant may borrow up to $50,000 or 50% of his or her vested account balance, whichever is less, reduced by his or her largest outstanding loan balance during the preceding twelve months, with a minimum loan of $1,000. Loans are subject to certain conditions and limitations as stipulated in the Plan agreement and under the IRC. Loans are generally repayable over a maximum of five years through regular payroll deductions. Loans for financing a primary residence may be repaid over a maximum of ten years, at the discretion of the plan administrator. The loans are collateralized by the balances in the participants’ accounts and bear interest at the prime rate plus 1%.

Administrative and Investment Management Expenses

Loan origination fees associated with notes receivable from participants and the Plan’s record keeping and trustee fees are paid by the Plan and are reflected in the financial statements as administrative expenses of the Plan. Investment management fees are charged to the Plan as a reduction of investment return and included in the investment income  reported by the Plan. All other expenses of the Plan are paid by the Bank.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets available for benefits.

Investment Valuation and Income Recognition

Investments in employer common stock, money market funds, and mutual funds are reported at fair value. Investments in common collective trust funds are reported at Net Asset Value (“NAV”). The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. This practical expedient is not used when it is determined to be probable that the Plan will sell the investment for an amount different from the reported NAV. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Payment of Benefits

Benefits are recorded when paid.

PIONEER BANK, NATIONAL ASSOCIATION 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2025 and 2024

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the Unites States of America (“U.S. GAAP”) requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates, particularly given the economic disruptions and uncertainties the past few years, and such differences, may be significant.

Risks and Uncertainties

The Plan holds various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities, and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 3 – RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, each participant’s account shall become fully vested and nonforfeitable and will be distributed in accordance with the Plan agreement.

NOTE 4 – FAIR VALUE MEASUREMENTS

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

PIONEER BANK, NATIONAL ASSOCIATION 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2025 and 2024

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Employer Common Stock, Money Market Funds, and Mutual Funds: The fair values of employer common stock, money market fund, and mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Common collective trust funds:  Common collective trust funds are valued at their NAV on the last day of the calendar year of the period; as a result, these investments are not classified within the fair value hierarchy. Common collective funds are comprised of units in such common collective trust funds that are not publicly traded. The underlying assets in these funds (common stock, preferred stock, collective investment funds, U.S. Government and Agency Obligations, debt instruments, insurance investment contracts, global wrap synthetic investment contracts, securities lending funds, repurchase agreements, futures contracts, and foreign currency contracts) are valued where applicable on exchanges and price quotes for the assets held by these funds are readily available. When current market prices or quotations are not available, valuations are determined using valuation models adopted by the trustee or other inputs principally from or corroborated by observable market data.

Investments in common collective trust funds are valued at the NAV of participation units held by the Plan at year-end. The value of these units is determined by the trustee based on the current market values of the underlying assets of the common collective trust fund as based on information reported by the investment advisor using the audited financial statements of the common collective trust fund at year end. At December 31, 2025 and 2024, the Plan’s investment in common collective trust funds was comprised of an investment in the Reliance Trust Company Stable Value Collective Investment Trust, Series 25053. The objective of this fund is to provide safety and preservation of principal and accumulated interest for participant-initiated transactions. The interest credited to balances in this fund will reflect both current market conditions and performance of the underlying investments in this fund. This fund invests entirely in MetLife group annuity contracts, which consists of separately managed investment portfolios directed by Reliance Trust Company. This fund is a bank collective trust fund for which Reliance Trust Company serves as the trustee and investment manager. This fund is not FDIC-insured or registered with the Securities and Exchange Commission. There are no unfunded commitments and no withdrawal restrictions.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

PIONEER BANK, NATIONAL ASSOCIATION 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2025 and 2024

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements
	at December 31, 2025, Using
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Employer common stock	$2,668,568	$2,668,568	$—	$—
Cash and Money market funds	2	2	—	—
Mutual funds	25,847,279	25,847,279	—	—

Total	28,515,849	$28,515,849	$—	$—

Common collective trust funds (a)	1,447,930

Total investments, at fair value	$29,963,779

	Fair Value Measurements
	at December 31, 2024, Using
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Employer common stock	$2,491,707	$2,491,707	$—	$—
Cash and Money market funds	4	4	—	—
Mutual funds	22,383,603	22,383,603	—	—

Total	24,875,314	$24,875,314	$—	$—

Common collective trust funds (a)	1,574,935

Total investments, at fair value	$26,450,249

(a)	- In accordance with Accounting Standards Codification (“ASC”) Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

PIONEER BANK, NATIONAL ASSOCIATION 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2025 and 2024

NOTE 5 – PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

In February 2024 the Bank announced it was moving the Plan from Pentegra Retirement Services, Inc. to Empower Trust Company, LLC as the custodian and Empower Life & Annuity Insurance Company of New York as the third party recordkeeper of the Plan and the move was completed in April 2024. Prior to April 2024, Pentegra Trust Company was the trustee and Pentegra Services, Inc. was the recordkeeper of the Plan. Certain Plan investments are shares of Reliance Trust Company Stable Value Collective Investment Trust, Series 25053 (“the fund”) that is a collective investment fund. Reliance Trust Company, who was the custodian for the Plan until April 2024, is also the trustee for the fund. Pentegra Retirement Services, Inc., who was the record keeper of the Plan, provides investment sub-advisory services for the fund. Transactions in the fund qualify as party-in-interest transactions.

The Plan provides participants the election of an investment in Pioneer Bancorp, Inc.’s common stock (employer common stock). As of December 31, 2025, the Plan held 197,965 shares of Pioneer Bancorp, Inc. common stock with a market value of $2,668,568 at a price per share of $13.48. As of December 31, 2024, the Plan held 216,294 shares of Pioneer Bancorp, Inc. common stock with a market value of $2,491,707 at a price per share of $11.52. Transactions in the employer common stock qualify as party-in-interest transactions.

Notes receivable from participants held by the Plan are considered party-in-interest transactions.

Certain administrative functions are performed by officers or employees of the Bank. No such officer or employee receives compensation from the Plan. Some administrative expenses of the Plan are paid directly by the Bank. The administrative expenses paid directly by the Plan, as well as indirectly through the reduction of investment return, are considered party-in-interest transactions.

NOTE 6 – TAX STATUS

The Internal Revenue Service issued an opinion letter dated June 30, 2020 indicating that the prototype plan document adopted by the Plan, as then designed, was in accordance with the applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the opinion letter, Bank management believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

SUPPLEMENTAL SCHEDULE

PIONEER BANK, NATIONAL ASSOCIATION 401(k) SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2025

Name of plan sponsor:	Pioneer Bank, National Association
Employer identification number:	14-0970570
Plan number:	002

		(c)
		Description of Investment
	(b)	Including Maturity Date,		(e)
	Identity of Issue, Borrower,	Rate of Interest,	(d)	Current
(a)	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Cost	Value

		Common Stock
*	Pioneer Bancorp, Inc.	Employer Common Stock	#	$2,668,568

		Cash
	Cash	Cash	#	2

		Mutual Funds
	BlackRock	Advantage Small Cap Core Fund	#	645,834
	American Funds	EuroPacific Growth Fund	#	562,580
	MFS	Value Fund	#	863,011
	T. Rowe Price	Blue Chip Growth Fund	#	3,685,761
	Vanguard	Target Retirement 2020 Fund	#	163,792
	Vanguard	Target Retirement 2025 Fund	#	2,444,004
	Vanguard	Target Retirement 2030 Fund	#	2,192,372
	Vanguard	Target Retirement 2035 Fund	#	2,688,651
	Vanguard	Target Retirement 2040 Fund	#	2,374,337
	Vanguard	Target Retirement 2045 Fund	#	1,276,654
	Vanguard	Target Retirement 2050 Fund	#	1,495,245
	Vanguard	Target Retirement 2055 Fund	#	844,372
	Vanguard	Target Retirement 2060 Fund	#	505,260
	Vanguard	Target Retirement 2065 Fund	#	536,476
	Vanguard	Target Retirement 2070 Fund	#	61,292
	Vanguard	Mid Cap Index Fund	#	1,175,643
	Vanguard	500 Index Fund	#	3,760,198
	Vanguard	Target Retirement Income Fund	#	136,459
	Dodge & Cox	Income Fund	#	435,338
				25,847,279
		Common Collective Trust Funds
*	Reliance Trust Company	Stable Value Collective Investment Trust, Series 25053	#	1,447,930

		Total Investments		29,963,779

		Notes Receivable
*	Notes receivable from participants	Varying maturity dates with interest rates ranging from 4.25% to 9.50%	- 0 -	538,967

				$30,502,746
*	Indicates a party-in-interest as defined by the Employee Retirement Security Act of 1974.
#	Investments are participant directed and therefore cost information is not presented.

EXHIBIT INDEX	DESCRIPTION

EX-23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PIONEER BANK, NATIONAL ASSOCIATION 401(K) PLAN

Date: June 29, 2026	By:	/s/ Patrick J. Hughes
Patrick J. Hughes
Executive Vice President and Chief Financial Officer
Pioneer Bank, National Association